Exhibit (a)(1)(ii)

FROM:	T.J. Rodgers
SUBJECT:	Cypress Semiconductor Corporation Offer to Exchange Restricted Stock Units for Restricted Stock
DATE:	August 22, 2008

Today, we are announcing that we are offering you the opportunity to participate in a Restricted Stock Unit/Restricted Stock Exchange Program. If you choose to participate in this offer, you may exchange some or all of your outstanding eligible restricted stock units for a grant of restricted stock. If you participate in this offer, you will receive shares of restricted stock that have a value equal to the value of the restricted stock units you exchange and each share of restricted stock will be scheduled to vest on the same vesting schedule as the restricted stock unit it replaces.

Typically, you must pay taxes on your restricted stock units on the date that the restricted stock unit vests. The purpose of this offer is to allow you to exchange your current restricted stock units for a new restricted stock grant. With restricted stock, you can accelerate the date on which you pay taxes on the shares of restricted stock and to start your capital gains holding period. This may be done by filing an 83(b) election with the IRS within thirty (30) calendar days of the grant date of your restricted stock. If you file an 83(b) election, instead of being taxed on your new shares of restricted stock on the date the shares vest, you will be taxed on the fair market value of the stock on the date of grant. Your capital gains holding period will also start on the date of grant rather than on the date of vesting.

If you do not wish to accelerate the date on which you pay taxes on your shares and commence your capital gains holding period, you should not participate in this offer. If you participate in this offer but do not file an 83(b) election, you will be in a substantially similar position as if you had not participated in the offer.

Filing an 83(b) election has risks. If you file an 83(b) election and the Company’s stock is worth less on the vesting date than it was on the date of grant, you will not receive a refund or credit for the extra tax you paid. If you leave the Company or your restricted stock is forfeited for any reason before it vests, you will not receive a refund or credit for any of the tax you paid (even though you do not own the shares). There are a number of examples relating to 83(b) elections in Question and Answer 13 in the Offer to Exchange Restricted Stock Units for Restricted Stock (the “Offer to Exchange”) and we urge you to review these examples carefully.

We know that the materials included with this letter describing the Restricted Stock Unit/Restricted Stock Exchange Program may seem voluminous, but it is very important that you read and try to understand and act on all of these materials. The various summaries in this letter and in the Offer to Exchange are a good way to get started. We believe this offer is potentially very important to you and urge you to take the time to study the materials, ask questions about anything you do not understand and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate and you will retain your current restricted stock units under their current terms and conditions.

I will also be sending out supplemental materials analyzing the potential value of the tender offer and the 83(b) election. You do not need to make your final decision with respect to participating until the close of the tender offer, which is September 25, 2008.

Employee Forums

To help explain your choices if you participate in the offer, and to answer any questions you may have, employee forums will be held at the dates and times indicated below:

When:	August 28 and September 8 and 11, 2008
8:30 AM and Noon Pacific Time

Where:	Building 6 Auditorium

You will receive a meeting invitation with call-in information for these sessions if you cannot attend the meetings in person.

The Restricted Stock Unit/Restricted Stock Exchange Program is being made under the terms and subject to the conditions of the Offer to Exchange and the related election form and withdrawal form, which are available on our web site at http://intranet.cypress.com/corpwww/corpwww/RSU/rsu.html. You should carefully read all of these documents before you decide whether to participate in this offer.

Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Restricted Stock Unit/Restricted Stock Exchange Program.

If you choose to participate in this offer, you must deliver the completed election form via facsimile, e-mail (via PDF or similar imaged document file) or by hand delivery before 5:00 p.m., Pacific Time, on September 25, 2008 to:

Priscilla Raymundo

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

Fax: (408) 943-2706

E-mail: rsu.exchange@cypress.com

If Priscilla Raymundo has not received your properly completed and signed election form before this offer expires, you will have rejected this offer and you will keep your current restricted stock units. These forms are included in the offer documents.

Please carefully read all of the offer documents. This letter is an introduction to the offer, but does not detail all the terms and conditions that apply. Please direct any questions you may have to Victoria Tidwell, VP Legal, who can be reached at (408) 943-2979 or Neil Weiss, SVP Finance, who can be reached at (408) 943-2630.

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